Exhibit (a)(1)(J)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely by the Offer to Purchase, dated September 26, 2016, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

VITAE PHARMACEUTICALS, INC.

a Delaware corporation

at

$21.00 net per share

Pursuant to the Offer to Purchase

dated September 26, 2016

by

AUGUSTA MERGER SUB, INC.

a wholly owned subsidiary of

ALLERGAN HOLDCO US, INC.

and an indirect wholly owned subsidiary of

ALLERGAN plc

Augusta Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Allergan Holdco US, Inc., a Delaware corporation (“Parent”) and an indirect wholly owned subsidiary of Allergan plc, an Irish public limited company (“Allergan”), is offering to purchase for cash all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Vitae Pharmaceuticals, Inc., a Delaware corporation (“Vitae”), at a purchase price of $21.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 26, 2016 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

Stockholders of record who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees, commissions or similar expenses or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY, 12:00

MIDNIGHT, NEW YORK CITY TIME, ON OCTOBER 24, 2016, UNLESS THE OFFER IS EXTENDED

OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 13, 2016 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Vitae. The

Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Vitae (the “Merger”), with Vitae continuing as the surviving corporation in the Merger and a wholly owned subsidiary of Parent. Because the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), no stockholder vote will be required to consummate the Merger. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held (i) in the treasury of Vitae or by Parent or Purchaser, which Shares shall be canceled and shall cease to exist or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes. As a result of the Merger, Vitae will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in the Offer to Purchase.

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”) and (b) the satisfaction of:

(i) the Minimum Tender Condition (as described below);

(ii) the HSR Condition (as described below); and

(iii) the Governmental Entity Condition (as described below).

The Offer is not subject to a financing condition. The Minimum Tender Condition requires that the number of Shares validly tendered (excluding Shares tendered pursuant to guaranteed delivery procedures but not yet delivered) in accordance with the terms of the Offer and not validly withdrawn on or prior to the end of the day, 12:00 midnight (New York City time), on October 24, 2016 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire), together with any Shares then owned by Parent and Purchaser, equals at least one Share more than one half of all Shares then outstanding. The HSR Condition requires that any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), shall have expired or otherwise been terminated. Under the HSR Act, each of Allergan and Vitae expect to file on or before October 4, 2016, a Premerger Notification and Report Form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) in connection with the purchase of Shares in the Offer. The Offer may not be consummated until the expiration of a 15 calendar day waiting period following Allergan’s filing, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If the 15 calendar day waiting period expires on a Saturday, Sunday, or legal public holiday, the waiting period is automatically extended to the end of the next day that is not a Saturday, Sunday, or legal public holiday. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a request for additional information and documentary material, the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by Allergan with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. The Governmental Entity Condition requires that there be no judgment issued by any governmental entity of competent jurisdiction or law or other legal prohibition in effect preventing or prohibiting the consummation of the Offer or the Merger; provided that the party seeking to assert this condition shall have complied in all material respects with its obligations pursuant to Section 6.02 of the Merger Agreement with respect to such judgment, law or legal prohibition. The Offer is also subject to other conditions as described in the Offer to Purchase. See Section 15 — “Conditions of the Offer” of the Offer to Purchase.

The board of directors of Vitae (which we refer to as the “Vitae Board”), among other things, has (i) determined that the Merger Agreement and transactions contemplated thereby are fair to and in the best interests of Vitae and its stockholders, (ii) approved and declared advisable the Merger and the execution, delivery and performance by Vitae of the Merger Agreement and the consummation of the transactions contemplated thereby and (iii) resolved to recommend that the holders of Vitae common stock accept the Offer and tender their shares of Vitae common stock pursuant to the Offer.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Offer and in which Parent is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that: (i) if any Offer condition (other than the Minimum Tender Condition) has not been satisfied or waived, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for one or more consecutive increments of not more than ten business days each (or such longer period as Vitae may agree); (ii) Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or its staff thereof or The NASDAQ Global Market applicable to the Offer; (iii) if each Offer condition (other than the Minimum Tender Condition) shall have been satisfied or waived, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer at the request of Vitae for one or more consecutive increments of not more than ten business days each; and (iv) if all of the Offer conditions (other than the Minimum Tender Condition) are satisfied, all comments of the SEC or its staff applicable to the Offer or related documents have been resolved and no rule, regulation or interpretation of the SEC or its staff applicable to the Offer would require Parent or Purchaser to extend the Offer, then Purchaser shall only be required to extend the Offer and the Expiration Date beyond the then existing Expiration Date for up to three consecutive additional periods not to exceed an aggregate of thirty business days to permit the Minimum Tender Condition to be satisfied (provided that each such period will be ten business days unless Vitae agrees otherwise); provided that Purchaser may, in its discretion (and without the consent of Vitae), continue to extend the Offer beyond the additional thirty business day period for additional periods of up to ten business days each (the length of such period to be determined by Parent and Purchaser). However, Purchaser is not required to extend the Offer beyond February 13, 2017 (or March 13, 2017, in the event that the acceptance and payment for Shares pursuant to and subject to the conditions of the Offer would have occurred by February 13, 2017 but for the fact that any waiting period under the HSR Act (and any extensions thereof) applicable to the purchase of shares of Vitae common stock pursuant to the Offer and the consummation of the Merger shall have neither expired nor been terminated on or prior to February 13, 2017).

Subject to the terms and conditions of the Merger Agreement and applicable law, Purchaser expressly reserves the right to waive any condition to the Offer or modify the terms of the Offer, except that, without the consent of Vitae, Purchaser shall not, and Parent shall not permit Purchaser to, (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) waive, amend or modify the Minimum Tender Condition or the Termination Condition, (iv) add to the conditions to the Offer or impose any other conditions on the Offer or amend, modify or supplement any Offer condition in any manner adverse to the holders of Shares, (v) except as otherwise provided in the Merger Agreement, extend the Expiration Date of the Offer, (vi) change the form of consideration payable in the Offer, (vii) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse holders of Shares or (viii) except as otherwise provided in the Merger Agreement, provide for any “subsequent offering period” in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

Because the Merger will be governed by Section 251(h) of the DGCL, Purchaser does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

On the terms of and subject to the Offer conditions and the Merger Agreement, Purchaser shall, and Parent shall cause Purchaser to, accept for payment, and pay for (or cause to be paid), all Shares validly tendered and not withdrawn pursuant to the Offer that Purchaser becomes obligated to purchase pursuant to the Offer as promptly as practicable after the Expiration Date. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will Parent or Purchaser pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

No alternative, conditional or contingent tenders will be accepted. In all cases, payment for Shares accepted for payment pursuant to the Offer will only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after November 25, 2016, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be proper and effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the Share Certificates are registered if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as described in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Date.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and Purchaser’s determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Vitae has provided Purchaser with Vitae’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Vitae’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash in exchange for Shares pursuant to the Offer or the Merger generally will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a holder recognizes, and the timing and character of such gain or loss, depends on the U.S. federal income tax treatment. See Section 5 — “Material United States Federal Income Tax Consequences” of the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. Each holder of Shares should consult with its tax advisor as to the particular tax consequences to such holder of exchanging Shares for cash in the Offer or the Merger.

The Offer to Purchase and the related Letter of Transmittal contain important information. Holders of Shares should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Except as set forth in the Offer to Purchase, neither Purchaser nor Parent will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

The Information Agent for the Offer is:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

212-929-5500 (Call Collect) or

CALL TOLL FREE 800-322-2885

Email: tenderoffer@mackenziepartners.com

September 26, 2016

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